Exhibit 99.1

Sogou Announces Second Quarter 2021 Results

BEIJING, China, August 9, 2021 – Sogou Inc. (NYSE: SOGO) ("Sogou" or the “Company"), an innovator in search and a leader in China's internet industry, today announced its unaudited financial results for the second quarter, ended June 30, 2021.

Second Quarter 2021 Financial Results

Total revenues1 were $147.5 million, a 44% decrease year-over-year. The decrease was primarily driven by uncertainties with respect to Sogou’s business policies among certain advertisers as a result of the previously-announced proposal by Tencent Holdings Limited (“Tencent”) to take Sogou private, as well as reduced traffic acquisition activity.

•	Search and search-related revenues were $137.2 million, a 43% decrease year-over-year. Auction-based pay-for-click services decreased year-over-year, accounting for 82.9% of search and search-related revenues, compared to 86.9% in the corresponding period in 2020.

•	Other revenues were $10.3 million, a 50% decrease year-over-year, as the Company scaled back non-core businesses.

Cost of revenues was $104.5 million, a 47% decrease year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $72.7 million, a 54% decrease year-over-year, representing 49.3% of total revenues, compared to 60.9% in the corresponding period in 2020. The decrease in traffic acquisition costs was driven by decreased traffic acquisition from third parties.

Gross profit and non-GAAP2 gross profit were both $43.0 million, a 33% decrease year-over-year for both.

Total operating expenses were $78.9 million, a 13% decrease year-over-year.

•	Research and development expenses were $53.5 million, a 10% increase year-over-year, representing 36.3% of total revenues, compared to 18.6% in the corresponding period in 2020. The increase was primarily attributable to an increase in personnel-related expenses.

•	Sales and marketing expenses were $21.0 million, a 34% decrease year-over-year, representing 14.2% of total revenues, compared to 12.2% in the corresponding period in 2020. The decrease was primarily due to a decrease in advertising and promotion expenses.

•	General and administrative expenses were $4.5 million, a 54% decrease year-over-year, representing 3.0% of total revenues, compared to 3.7% in the corresponding period in 2020. The decrease was primarily due to a reversal of an allowance for credit losses in relation to non-core businesses.

Operating loss was $35.9 million, compared to a loss of $26.1 million in the corresponding period in 2020. Non-GAAP operating loss was $34.4 million, compared to a loss of $23.2 million in the corresponding period in 2020.

Other income, net was $75.8 million, compared to $15.5 million in the corresponding period in 2020. The increase was primarily due to a $76.2 million unrealized gain from a change in the fair value of the Company’s equity investment in Zhihu Inc. (NYSE: ZH).

Income tax benefit was $0.7 million, compared to an income tax benefit of $1.1 million in the corresponding period in 2020.

Net income attributable to Sogou Inc. was $39.9 million, compared to a net loss of $8.5 million in the corresponding period in 2020. Non-GAAP net income attributable to Sogou Inc. was $41.4 million, compared to a net loss of $5.5 million in the corresponding period in 2020.

GAAP basic and diluted income per ADS was $0.10. Non-GAAP basic and diluted income per ADS was $0.11.

As of June 30, 2021, the Company had cash and cash equivalents and short-term investments of $1.0 billion, compared to $1.1 billion as of December 31, 2020. Net operating cash outflow for the second quarter of 2021 was $51.1 million. Capital expenditures for the second quarter of 2021 were $1.5 million.

1On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2021 had been the same as it was in the second quarter of 2020, or RMB 7.08=$1.00, total revenues in the second quarter of 2021 would have been $134.6 million, or $12.9 million less than GAAP total revenues, and down 48% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company's non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and "Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures."

Merger Agreement with Tencent

As previously announced, on September 29, 2020, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with THL A21 Limited ("THL"), TitanSupernova Limited ("Parent"), and Tencent Mobility Limited, each of which is a direct or indirect wholly-owned subsidiary of Tencent, which contemplates that Parent will be merged with and into Sogou in an all-cash transaction (the “Merger”), and Sogou will become a wholly-owned indirect subsidiary of Tencent.

Upon the effectiveness of the Merger, if it is completed, outstanding Class A ordinary shares of the Company (each a "Class A Ordinary Share"), including Class A Ordinary Shares represented by American depositary shares ("ADSs"), other than Excluded Shares (as defined in the Merger Agreement) and ADSs representing Excluded Shares, will be cancelled in exchange for the right of the holders thereof to receive $9.00 in cash per share or ADS.

On or about the same time as the Company entered into the Merger Agreement, Sohu.com Limited (“Sohu”) (NASDAQ: SOHU), which is currently the Company’s indirect controlling shareholder through Sohu’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Sohu Search entered into a share purchase agreement with Parent, pursuant to which Sohu Search agreed to sell all of the Class A Ordinary Shares and Class B ordinary shares of the Company (each a “Class B Ordinary Share”) owned by it to Parent (the “Share Purchase”). Also on or about the same time, THL and Parent entered into a contribution agreement, pursuant to which THL agreed to contribute all of the Class B Ordinary Shares of the Company owned by it to Parent (the “Share Contribution”). Each of the closing of the Share Purchase and the closing of the Share Contribution is expected to take place shortly prior to the completion of the Merger.

Following the completion of the Share Purchase and the Share Contribution, Parent will hold not less than 90% of the voting power represented by all issued and outstanding shares of the Company. Accordingly, it is intended that the Merger will be in the form of a short-form merger of Parent with and into the Company in accordance with section 233(7) of the Companies Act of the Cayman Islands, and shareholder approval of the Merger Agreement and the Merger will not be required.

If completed, the Merger will result in the Company becoming a privately-held indirect wholly-owned subsidiary of Tencent, the Company's ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated. The parties currently expect the Merger to be completed during the second half of 2021, subject to the satisfaction or waiver of all the conditions to the Merger.

The Company does not undertake any obligation to provide any updates with respect to the Merger, the Share Purchase, or any other transaction, except as required under applicable law.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), Sogou's management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou's management believes that excluding share-based compensation expense is useful for management's internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company's annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company's monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors' overall understanding of Sogou's current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company's business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about Sogou's and Sogou management's beliefs and expectations and statements about the Merger, are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; the effects of the worldwide COVID-19 pandemic on the economy in China generally and on our business in particular; other risks discussed in Sogou's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 18, 2021, and other documents Sogou files with or submits to the Securities and Exchange Commission; and the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, the possibility that there will be additional disruptions to Sogou’s business in the event that the Merger does not occur as planned, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the transaction statement on Schedule 13E-3 in connection with the Merger filed with the SEC on July 30, 2021.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China's internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Revenues:
Search and search-related advertising revenues	$137,232	$127,766	$240,602
Other revenues	10,279	9,473	20,581
Total revenues	147,511	137,239	261,183
Cost of revenues (1)	104,460	107,869	196,939
Gross profit	43,051	29,370	64,244
Operating expenses:
Research and development (1)	53,501	51,815	48,683
Sales and marketing (1)	20,965	20,816	31,981
General and administrative (1)	4,465	5,658	9,682
Total operating expenses	78,931	78,289	90,346
Operating loss	(35,880)	(48,919)	(26,102)
Interest income	1,276	511	813
Foreign currency exchange(loss)/gain (2)	(2,042)	843	(89)
Other income, net	75,812	83,405	15,542
Income/(loss) before income tax expenses	39,166	35,840	(9,836)
Income tax (benefit)/expense	(737)	590	(1,143)
Net income/(loss)	39,903	35,250	(8,693)
Less: Net loss attributable to noncontrolling interest shareholders	-	-	(233)
Net income/(loss) attributable to Sogou Inc.	$39,903	$35,250	$(8,460)
Net income/(loss) per share/ADS
Basic	$0.10	$0.09	$(0.02)
Diluted	$0.10	$0.09	$(0.02)
Weighted average number of shares/ADSs outstanding
Basic	387,668	387,451	383,066
Diluted	389,901	389,613	383,066

(1) Share-based compensation expense included in:
Cost of revenues	$(6)	$43	$45
Research and development	556	594	2,095
Sales and marketing	617	313	702
General and administrative	300	255	72
	$1,467	$1,205	$2,914

(2) Foreign currency exchange (loss)/gain, mainly arising from our cross-border RMB-denominated intragroup loans, is a result of appreciation or depreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2021	As of Dec. 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$395,938	$287,185
Short-term investments	595,698	774,618
Restricted cash	3,515	23,018
Account and financing receivables, net	23,794	71,186
Prepaid and other current assets	30,678	28,947
Due from related parties	546	2,471
Total current assets	1,050,169	1,187,425
Long-term investments, net	227,299	74,004
Fixed assets, net	60,112	76,851
Goodwill	6,592	6,527
Intangible assets, net	1,206	1,226
Deferred tax assets, net	13,431	13,249
Other assets	28,558	35,850
Total assets	$1,387,367	$1,395,132
LIABILITIES
Current liabilities:
Accounts payable	$57,314	$106,889
Accrued and other short-term liabilities	90,971	118,442
Receipts in advance	60,427	64,414
Accrued salary and benefits	21,264	25,350
Taxes payable	66,002	64,082
Due to related parties	27,214	27,102
Total current liabilities	323,192	406,279
Long-term liabilities	4,866	10,721
Total liabilities	$328,058	$417,000

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,059,309	978,132
Total shareholders’ equity	1,059,309	978,132
Total liabilities and shareholders’ equity	$1,387,367	$1,395,132

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2021			Three Months Ended Mar. 31, 2021			Three Months Ended Jun 30, 2020
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
Gross profit	$43,051	$(6)	$43,045	$29,370	$43	$29,413	$64,244	$45	$64,289
Gross margin	29%		29%	21%		21%	25%		25%

Operating expenses	$78,931	$(1,473)	$77,458	$78,289	$(1,162)	$77,127	$90,346	$(2,869)	$87,477

Operating loss	$(35,880)	$1,467	$(34,413)	$(48,919)	$1,205	$(47,714)	$(26,102)	$2,914	$(23,188)
Operating margin	-24%		-23%	-36%		-35%	-10%		-9%

Income tax (benefit)/expense	$(737)	$-	$(737)	$590	$-	$590	$(1,143)	$-	$(1,143)

Net income/(loss) before non-controlling interest	$39,903	$1,467	$41,370	$35,250	$1,205	$36,455	$(8,693)	$2,914	$(5,779)
Net income/(loss) attributable to Sogou Inc.	$39,903	$1,467	$41,370	$35,250	$1,205	$36,455	$(8,460)	$2,914	$(5,546)
Net margin attributable to Sogou Inc.	27%		28%	26%		27%	-3%		-2%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.